SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF [Corporate Taxpayer’s Roll ] No. 01.832.635/0001-18

NIRE 35.300.150.007

MINUTES OF BOARD OF DIRECTORS MEETING

HELD ON  MARCH 25 2011

Date, Time and Place: March 25 2011, at 08:30 AM, at the Company’s registered office, located at Avenida Jurandir No. 856, Lote 04, 10 andar Jardim Ceci, City of São Paulo, State of São Paulo. Quorum: Attendance of all members of the Board of Directors Table: President, Maria Cláudia Oliveira Amaro; and Secretary, Flávia Turci. Agenda Deliberatons: I.  The following presentations were made by: (a) Mr. Alexandre Silva, update regarding working of the Committee of Audit and Finances; and (b) by Mrs. Líbano Barroso and Ricardo Froés, Directors of TAM Linhas Aéreas S.A., about financial statement, operations and market. II.  Approved the execution of, March 29 2011, the Letter of Intention with TRIP Linhas Aéreas S.A. III.  Approved the execution of deed of guarantee, in the form of guarantee, regarding the following agreements of each aircraft hereinafter mentioned: (a) Aircraft Lease Agreement, related aircraft Airbus A-319-132, serial number 2784, prefix to be defined, to be executed by and between company ILFC - International/ Lease Finance Corporation or another company in the capacity of lessor and Cia. in capacity of guarantor; (b)  Aircraft Lease Agreement, related to aircraft A330-223, serial number 1213, prefix PT-MVU and aircraft A330-223, serial number 1221, prefix PT-MW, to be executed by and between company to be defined in the capacity of lessor and Cia. in the capacity of guarantor; and (iii) Deed of Guarantee, as well as all other documents related to the guarantee linked to the PDP Financing Agreement (Guarantee and such other agreement documents or deeds as may be required to give effect to the transaction), referring to thirty one (31) aircrafts Airbus Narrow Body, to be executed by and between the Company, in the quality of guarantor, between financial institution to be defined and TAM Linhas Aéreas S/A, also in the capacity of guarantor, IV.  Approved the (i) participation of TAM Linhas Aéreas S/A, in the capacity of shareholder in the company incorporated in the Cayman Island, named TAM Financiai Services 3 Limited (hereinafter referred to as "TFS 3"), ratifying all acts made; and (ii) execution by the Company of the Deed of Guarantee, regarding obligation assumed by TFS 3, according with instrument referred to as Facility Agreement, as well as related documents to be executed by and between  TFS 3, Credit Agricole Corporate and Investiment Bank and other financial institutions regarding the PDP financing operation (Pre Delivery Payment), for six (06) aircrafts Boeing B777. V.  Approved vote to be given at the Ordinary General Meeting of Multiplus S/A in order to (i) approve administration report, financial statement and independent auditors report related to fiscal year ended in  December 31 2010; (ii) approve destination of fiscal year result, pursuant to provision on letter dated of  March 21 2011, signed by the Company’s directors, which is exempted from publication; and (iii) ratification of approval of intermediary dividends distribution, paid in advance, regarding fiscal year ended in December 31 2010. Closure: Nothing further, work was closed and the present minutes were summarily drafted, which after read by all attending parties was signed. São Paulo, March 25 2011. (signature) Maria Cláudia Oliveira Amaro - President, Flávia Turci - Secretary. Board members: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Alexandre Silva, Marco Antonio Bologna, Waldemar Verdi Junior, André Esteves and Emilio Romano. This is a true copy of minutes drafted in the meeting’s book.

_________________________________ Flávia Turci Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.